Quantitative Alpha Trading and Mobile Integrated Systems sign Memorandum of Understanding to jointly develop and market a family of securities tracking mobile apps

TORONTO, June 15, 2012 /PRNewswire/ -- Mobile Integrated Systems, Inc. (OTC: MIBI) and Quantitative Alpha Trading Inc. (CNSX: QAT) are pleased to announce they signed a memorandum of understanding to jointly commercialize a family of securities tracking mobile applications called Market Sentiment Navigator (MSNav).

"Mobile Integrated Systems is implementing its strategic plan to diversify into other lines of business. MSNav a sentiment-based securities tracking system, the flagship product of our partnership with QAT, represents the tip of the spear and our first foray into the financial services space." said Murray Simser, President and Chief Executive Officer of Mobile Integrated Systems. "Given increasing demand for sophisticated mobile securities tracking systems the revenue from this line of business is expected to be significant."

MSNav will be the launch product of an eventual family of sentiment based products to be created under this partnership. “By partnering with Mobile Integrated

Systems we gain a partner with the depth and talent to design, build and commercialize this unique tool.” said James McGovern, Chief Executive Officer of

Quantitative Alpha Trading. “This unique, sentiment based system will offer traders and investors tremendous insights into what any electronically traded securities’ price might look like in the near future. The ability to harness this intelligence on a mobile device will prove extremely valuable to any trader.”

Initially the beta version of MSNav will be available on Android and Blackberry devices without cost through the end of September 2012. In October 2012 the free product will be discontinued and replaced with a paid version that includes a free trial. MSNav will be available on iOS including iPhone and iPad, Android and Blackberry devices.

About Quantitative Alpha Trading, Inc.

For more than a decade, QAT has been researching, developing and maintaining proprietary algorithmic securities trading systems that operate across numerous financial markets. Relying on behavioural science patterns, the Company’s proprietary systems use a linked series of computer programs to analyze securities market data in real-time and directly execute buy or sell orders over the electronic securities exchanges while monitoring the status of every trade within a given portfolio without human intervention. The Company trades on CNSX under the symbol QAT and in the United States on the OTCQB under the symbol QATSF. http://www.qatinc.com/

About Mobile Integrated Systems, Inc.

Mobile Integrated Systems, Inc. is a technology company focused on developing and deploying mobile products and transaction systems to a variety of industry sectors including lotteries, gaming, transportation, telecommunications, and finance, among others. More information can be found at: http://mobileintegratedsystems.com/

Press Contacts

Please contact Mobile Integrated Systems marketing team at 416-479-0880. Please contact Quantitative Alpha Trading marketing team at 416-646-1063.

Forward-Looking Statements

This press release contains "forward-looking statements" as defined in the U.S. Private Securities Litigation Reform Act of 1995. These statements are based upon our current expectations and speak only as of the date hereof. Such forward-looking statements are inherently uncertain. Our actual results may vary materially from those expressed in any forward-looking statements as a result of various factors and uncertainties. Mobile Integrated Systems, Inc. or Quantitative Alpha Trading Inc. cannot provide assurances that any prospective matters described in the press release will be successfully completed or that Mobile Integrated Systems, Inc. or Quantitative Alpha Trading Inc. will realize the anticipated benefits of any transactions. Various risk factors that may affect our business, results of operations and financial condition are detailed from time to time in the Annual Report on Form 10-K and in the Current Reports on Form 8-K and other filings made by Mobile Integrated Systems, Inc. with the U.S. Securities & Exchange Commission. Mobile Integrated Systems, Inc. or Quantitative Alpha Trading Inc. undertakes no obligation to update information contained in this release. CNSX or any other exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.